Exhibit 11.1
THE HOME DEPOT, INC. AND SUBSIDIARIES

Computation of Earnings
Per Common and Common Equivalent Share

(In Thousands, Except Per Share Data)

                         Three Months Ended         Six Months Ended
                        July 31,     August 1,    July 31,   August 1,
                          1994         1993         1994        1993
Net earnings applicable
  to common and common
  equivalent shares     $178,014     $134,504     $317,748     $241,303

Tax effected interest expense,
  net of interest capitalized,
  attributable to convertible
  subordinated notes       5,209         -          10,340         -
                        $183,223     $134,504     $328,088     $241,303
Shares:
  Weighted average number of
  common and common equivalent
  shares assuming higher of
  ending or average market
  price                  455,126     453,176       454,586      452,683

Additional shares from
  conversion of notes     20,774        -           20,774         -
                         475,900     453,176       475,360      452,683

Primary earnings
  per common and common
  equivalent share    $     .385   $    .297     $    .690    $    .533



(1) Common equivalent shares represent shares granted under three stock option plans and an employee stock purchase plan.

(2) The Company's 4.5% Convertible Subordinated Notes, issued in 1992, are common stock equivalents. For the three and six month periods ended August 1, 1993, shares issuable upon their conversion were anti-dilutive and, therefore, were excluded from the earnings per share calculation. For the three and six month periods ended July 31, 1994, the Notes are dilutive and, accordingly, are assumed to be converted as of the beginning of the accounting periods for purposes of calculating earnings per share.







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